Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Provena Foods Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-23852) on Form S-8 of Provena Foods Inc. of our report dated February 6, 2004, with respect to the balance sheets of Provena Foods Inc. as of December 31, 2003 and 2002, and the related statements of operations, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003, annual report on Form 10-K of Provena Foods Inc.

KPMG LLP

Costa Mesa, California

March 29, 2004